Exhibit 99.1

First High-School Education Group Announces Unaudited Financial Results for the Nine Months Ended September 30, 2022

-- Revenues of RMB274.2 million for the Nine Months Ended September 30, 2022, up 0.5% year-over-year

-- Net Income of RMB51.0 million for the Nine Months Ended September 30, 2022, up 95.3% year-over-year

BEIJING, China, November 2, 2022 /PRNewswire/ -- First High-School Education Group Co., Ltd. (“First High-School Education Group” or the “Company”) (NYSE: FHS), an education service provider primarily focusing on high schools in Western China, today announced its unaudited financial results for the nine months ended September 30, 2022.

Financial Highlights for the Nine Months Ended September 30, 2022 – Continuing Operations

●	Total revenues were RMB274.2 million (US$38.5 million), an increase of 0.5% from RMB272.7 million for the nine months ended September 30, 2021.

●	Gross profit was RMB124.7 million (US$17.5 million), an increase of 28.1% from RMB97.3 million for the nine months ended September 30, 2021.

●	Income from operations was RMB72.0 million (US$10.1 million), an increase of 78.6% from RMB40.3 million for the nine months ended September 30, 2021.

●	Net income was RMB51.0 million (US$7.2 million), an increase of 95.3% from RMB26.1 million for the nine months ended September 30, 2021.

●	Adjusted net income[1] (Non-GAAP) was RMB51.0 million (US$7.2 million), an increase of 95.3% from RMB26.1 million for the nine months ended September 30, of 2021.

Operational Highlights – Continuing Operations

●	The total number of students enrolled at our school programs and public schools for which we provide management services as of October 31, 2022 was 27,777, an increase of 25.9% from 22,062 as of October 31, 2021.

●	The total number of school programs at our school programs and public schools for which we provide management services as of October 31, 2022 was 23, an increase of 9.5% from 21 as of October 31, 2021.

[1]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

CFO Comments

Mr. Tommy Zhou, Chief Financial Officer of First High-School Education Group, commented:

The third quarter period, from July to September, is internally known as the quiet period of our business. Since no school activities are conducted during the summer months of July and August, no revenue is recognized for 2/3 of the third quarter period, resulting in only modest revenue growth. During the third quarter period, the Company did extensive preparation work for the school opening in September, such as teacher recruitment and training, constructions and repairs of school properties, and student admission campaigns.

For both operation and financial perspectives, the Company continues to thrive. As of October 31, 2022, for continuing operations, we admitted 7,963 students for class of 2022, among a total of 27,777 students enrolled at the school programs and public schools for which we provide management services. We currently operate 23 school programs, including 13 high school programs, five Gaokao repeater programs and five school management service programs.

Financially, our continuous drive for greater efficiency yielded improved profitability. It is worth noting that most of our efficiency measures were put in place during September last year. It is especially rewarding to see that these measures, such as a stricter and more scientific budget system, increasing horizontal comparison among business units, and tying compensation to performance, have been yielding positive results for a full year.

Lastly, the Company is aware of the difficult macro- and micro-environment ahead. We will constantly monitor the changing environment, and act for the best of the Company and its shareholders.

Financial Results for the Nine Months Ended September 30, 2022– Continuing Operations

Total Revenues

Total revenues were RMB274.2 million (US$38.5 million), an increase of 0.5% from RMB272.7 million for the nine months ended September 30, 2021.

Revenues from customers were RMB238.3 million (US$33.5 million), a decrease of 1.6% from RMB242.1 million for the nine months ended September 30, 2021. The decrease was primarily driven by decreased collection of teaching and auxiliary materials fees.

Revenues from government cooperative agreements were RMB36.0 million (US$5.1 million), an increase of 17.3% from RMB30.7 million for the nine months ended September 30, 2021. The increase was primarily driven by increased number of publicly-sponsored students served.

Cost of revenues

Cost of revenues were RMB149.5 million (US$21.0 million), a decrease of 14.7% from RMB175.4 million for the nine months ended September 30, 2021. The decrease was primarily due to the effective cost control measures such as stricter budget control.

Gross profit

Gross profit was RMB124.7 million (US$17.5 million), an increase of 28.1% from RMB97.3 million for the nine months ended September 30, 2021. Gross margin was 45.5%, compared with 35.7% for the nine months ended September 30, 2021. The increased gross margin was primarily due to the improved cost control measures, resulting from (1) improved school operating efficiency, tighter utility usage limits, and stricter budget control; and (2) revised compensation structure for teachers and supporting staffs, for a more efficient system tying pay to performance.

Net operating expenses

Net operating expenses were RMB52.7 million (US$7.4 million), a decrease of 7.6% from RMB57.0 million for the nine months ended September 30, 2021.

●	Selling and marketing expenses were RMB1.9 million (US$0.3 million), a decrease of 52.7% from RMB4.0 million for the nine months ended September 30, 2021. The decrease was primarily due to the decreased expenses in brand promotion and marketing activities for our relatively mature school operation.

●	General and administrative expenses were RMB51.7 million (US$7.3 million), a decrease of 6.6% from RMB55.4 million for the nine months ended September 30, 2021. The decrease was primarily due to improved cost control.

●	Government grants were RMB0.9 million (US$0.1 million), a decrease of 60.0% from RMB2.4 million for the nine months ended September 30, 2021. The decrease was primarily due to the government’s tight fiscal budget resulting in delayed payments made by government.

Income from operations

Income from operations was RMB72.0 million (US$10.1 million), an increase of 78.6% from RMB40.3 million for the nine months ended September 30, 2021.

Net Income from continuing operations

Net income from continuing operations was RMB61.0 million (US$8.6 million), an increase of 84.6% from RMB33.1 million for the nine months ended September 30, 2021.

Net Loss from discontinued operations

Net loss from discontinued operations was RMB10.1 million (US$1.4 million), an increase of 44.3% from RMB7.0 million for the nine months ended September 30, 2021.

Net income

Net income was RMB51.0 million (US$7.2 million), an increase of 95.3% from RMB26.1 million for the nine months ended September 30, 2021.

Adjusted net income2 (Non-GAAP)

Adjusted net income (Non-GAAP) was RMB51.0 million (US$7.2 million), an increase of 95.3% from RMB26.1 million for the nine months ended September 30, 2021.

[2]	Adjusted net income is a non-GAAP measure. See “Non-GAAP measure” in this press release. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Business Outlook

For the fiscal year 2022, the Company expects total revenues of continuing operations to be between RMB440.0 million to RMB460.0 million, representing an increase of 10% to 15% on a year-over-year basis. This outlook reflects the Company’s current and preliminary views on the market and operational conditions, and the outlook ranges for the fiscal year 2022 reflect a number of assumptions that are subject to change based on uncertainties.

Impact of Implementation Rules for Private Education Laws

On May 14, 2021, the State Council of the People’s Republic of China promulgated the Implementation Rules for Private Education Laws (中华人民共和国民办教育促进法实施条例) (the “Implementation Rules”), which became effective on September 1, 2021. The Implementation Rules prohibit social organizations and individuals from controlling private schools that provide compulsory education through, among other methods, mergers, acquisitions and contractual arrangements. Additionally, the Implementation Rules prohibit any private schools providing compulsory education from conducting transactions with its related parties. As a result, the Implementation Rules affected the Company’s control over the affiliated entities providing compulsory education as well as the sponsor entities (collectively referred to as the “Affected Entities”).

In compliance with the Implementation Rules and other applicable PRC regulations and based on the relevant accounting standard in accordance with U.S. GAAP, the Company has determined to cease to recognize revenues for all activities related to schools providing compulsory education and the sponsor entities after September 1, 2021 within China that are affected by the Implementation Rules, and classified such Affected Entities as discontinued operations. The discontinued operations of the Affected Entities had certain impact on the Company’s financial conditions for the nine months ended September 30, 2022. Net loss from discontinued operations was RMB10.1 million (US$1.4 million) for the nine months ended September 30, 2022.

There still exist uncertainties with respect to the interpretation and enforcement of the Implementation Rules. The Company will closely monitor the developments related to the Implementation Rules, and continue to assess the possible impacts on the Company and make any applicable actions to keep in compliance with the Implementation Rules and other applicable PRC regulations.

Conference Call

First High-School Education Group’s management will hold an earnings conference call on Wednesday, November 2, 2022, at 8:00 AM U.S. Eastern Time (8:00 PM November 2, 2022, Beijing/Hong Kong Time). Please dial in 15 minutes before the conference is scheduled to begin using below numbers.

International	1-412-317-6061
United States	1-888-317-6003
Hong Kong	800-963976
Mainland China	4001-206115
Passcode	8168551

A telephone replay of the conference call may be accessed by phone at the following numbers until November 9, 2022.

International	1-412-317-0088
United States	1-877-344-7529
Replay Access Code	8804664

A live and archived webcast of the conference call will be available on the Company’s investors relations website at https://ir.diyi.top/

About First High-School Education Group

First High-School Education Group is an education service provider primarily focusing on high schools in Western China. The Company aspires to become a leader and innovator of private high school education in China, with the focuses on a comprehensive education management integrating education information consulting, education research project development, education talent management, education technology management, education service management, and general vocational integration development services. For more information, please visit https://ir.diyi.top/.

Non-GAAP Measure

The Company has provided in this press release financial information that has not been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP. The Company considers and uses one non-GAAP measure, adjusted net income, as a supplemental measure to review and assess its operating performance. Adjusted net income enables the Company’s management to assess the Company’s operating results without considering the impact of non-cash charges, including share-based compensation expenses, and without considering the impact of donation expenses and transaction costs in relation to previous financing activities. The Company also believes that the use of the non-GAAP measure facilitates investors’ assessment of its operating performance.

The presentation of the non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. Adjusted net income is a non-GAAP measure. A reconciliation of the Company’s most directly comparable GAAP measure to historical non-GAAP financial measure has been provided in the tables captioned “Reconciliation of GAAP to Non-GAAP Measure” included at the end of this press release, and investors are encouraged to review the reconciliation.

Exchange Rate

The Company’s business is primarily conducted in China and all of the revenues are denominated in Renminbi (“RMB”). This announcement contains translations of certain RMB amounts into U.S. dollars (“USD” or “US$”) at specified rates solely for the convenience of the readers. Unless otherwise noted, all translations from RMB to USD are made at the rate of RMB7.1135 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on September 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2022, or at any other rate.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: the uncertainties related to market conditions and the completion of the public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the preliminary prospectus filed with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and the Company specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

For Investor and Media Inquiries Please Contact:

First High-School Education Group

Tommy Zhou

Chief Financial Officer

E-mail: tommyzhou@dygz.com

Customer Service

E-mail: FHS_info@dygz.com

Phone: 010-62555966 (9:30-12:00, 13:30-16:00 CST)

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income

(All amounts in thousands, except share data and per share data, or otherwise noted)

	Nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$
Revenues
Revenue from customers	242,092	238,259	33,494
Revenue from governments cooperative agreements	30,657	35,956	5,055
Total revenues	272,749	274,214	38,548
Cost of revenues	(175,401)	(149,541)	(21,022)
Gross profit	97,347	124,674	17,526

Operating expenses and income
Selling and marketing expenses	(4,000)	(1,891)	(266)
General and administrative expenses	(55,402)	(51,743)	(7,274)
Government grants	2,354	941	132
Income from operations	40,298	71,980	10,119

Other income (expenses):
Interest income	463	534	75
Interest expense	(7,842)	(5,297)	(745)
Foreign currency exchange loss, net	-	-	-
Others, net	1,360	935	132
Income from Continuing Operations before Income Tax	34,280	68,152	9,581
Income tax expenses	(1,204)	(7,108)	(999)
Income (loss) from
Continuing Operations	33,075	61,045	8,582
Discontinued Operations	(6,972)	(10,062)	(1,414)
Net income/(loss)	26,104	50,983	7,167
Foreign currency translation adjustments	(4,928)	1,332	187
Comprehensive income - Continuing Operations	28,147	62,377	8,769
Comprehensive income (loss) - Discontinued Operations	(6,972)	(10,062)	(1,414)

Attributable to
Shareholder of the Company	26,102	50,983	7,167
Non-controlling interests	2	0	0

Earnings per ordinary share
Basic	0.32	0.59	0.08
Diluted	0.30	0.55	0.08

Weighted average number of ordinary share outstanding
Basic	82,691,090	86,838,700	86,838,700
Diluted	88,241,090	92,388,700	92,388,700

First High-School Education Group Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands, except share data and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$
Current assets
Cash	144,409	260,242	36,584
Accounts receivable, net of allowance for doubtful accounts	39,975	61,294	8,617
Amounts due from related parties	24,171	33,394	4,694
Prepaid expenses and other current assets	93,254	91,884	12,917
Assets related to discontinued operation	79,505	58,889	8,278
Total current assets	381,314	505,703	71,091
Non-current assets
Property and equipment, net	140,670	130,120	18,292
Intangible assets, net	47,523	46,227	6,499
Goodwill	150,996	150,996	21,227
Deferred tax assets	28,567	28,593	4,020
Other non-current assets	56,488	59,050	8,301
Assets related to discontinued operation	15,112	11,784	1,657
Total non-current assets	439,355	426,770	59,994
Total assets	820,669	932,474	131,085

	As of December 31,	As of September 30,
	2021	2022	2022
	RMB	RMB	US$
Current liabilities
Contract liabilities	156,236	243,787	34,271
Deferred revenue	7,833	14,220	1,999
Bank loan	43,219	57,751	8,119
Borrowing under financing arrangements	40,078	21,236	2,985
Accounts payable	3,538	4,312	606
Accrued expenses and other payables	110,330	94,010	13,216
Income tax payables	24,718	27,252	3,831
Amounts due to related parties	19,759	31,071	4,368
Liability related to discontinued operation	106,335	93,679	13,169
Total current liabilities	512,046	587,319	82,564
Non-current liabilities
Borrowing under financing arrangements	44,178	33,123	4,656
Deferred revenue	13,632	12,247	1,722
Other long-term liabilities	7,868	5,376	756
Deferred tax liabilities	12,575	12,193	1,714
Liability related to discontinued operation	6	-	-
Total non-current liabilities	78,259	62,938	8,848
Total liabilities	590,305	650,257	91,412

Equity/(Deficit)
Ordinary shares (US$0.00001 par value; 5,000,000,000 shares authorized; and 86,838,700 shares issued and outstanding as of December 31, 2021, and 86,838,700 shares issued and outstanding as of September 30, 2022, respectively)	6	6	1
Additional paid-in capital	389,199	389,199	54,713
Statutory reserves	49,060	49,060	6,897
Accumulated deficit	(207,713)	(156,891)	(22,055)
Accumulated other comprehensive income	462	1,332	187
Total equity attributable to the shareholders of the Company	231,014	282,706	39,742
Non-controlling interests	(650)	(489)	(69)
Total equity	230,363	282,217	39,673

Total liabilities and equity	820,669	932,474	131,085

First High-School Education Group Co., Ltd.

Reconciliation of GAAP to non-GAAP Measure

(All amounts in thousands)

	Nine months ended September 30,
	2021	2022	2022
	RMB	RMB	US$

Reconciliation of net income to adjusted net income:
Net income	26,104	50,983	7,167
Add:
Share-based compensation expenses	-	-	-
Donation expenses	-	-	-
Transaction costs in relation to previous financing activities	-	-	-
Tax effects of adjustments*	-	-	-
Adjusted net income	26,104	50,983	7,167

*	Tax effects were determined based upon the nature, as well as the jurisdiction, of each reconciliation adjustment at the respective applicable income tax rate.